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                                    EXHIBIT B

                                     ITEM 7


               Angelo, Gordon is the relevant subsidiary for which Mr. Angelo and Mr. Gordon may each be considered a "parent holding company."

               Angelo, Gordon is a broker-dealer registered under Section 15 of the Act and an investment adviser registered under the Investment Advisers Act of 1940.